ALSTON & BIRD

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

February 13, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement on Schedule 14A – Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund, filed on January 26, 2018

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) via telephone on February 2, 2018 (the “Comments”), relating to the Preliminary Statement on Schedule 14A filed on January 26, 2018 regarding the Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund (the “Funds”), each a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

Please confirm that all missing or bracketed info will be included in the subsequent filing.

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Response #2

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Funds’ next post-effective amendment.

Comment #3

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #3

The Registrant acknowledges the Staff’s Comment.

Shareholder Letter

Comment #4

Supplementally please confirm that Innealta Capital, LLC (“Innealta”) will be registered with the SEC as an investment adviser prior to the effective date of the new advisory agreement.

The Staff notes that the Reorganization will not occur until after shareholder approval of the new advisory agreement, but our records indicate that Innealta has not filed its own Form ADV and it’s unclear whether Innealta will be eligible to rely on the old adviser’s registration (for example through succession by amendment, please see IM Guidance Update 2016-05 discussion of when an investment adviser may rely on predecessor registration). It appears that Innealta will not be wholly owned or controlled by the same parent as the current adviser that would allow them to rely on the old adviser’s form ADV.

Response #4

The Registrant confirms to the Staff that Innealta filed its initial ADV on January 10, 2018. Innealta expects to hear back from the SEC no later than the third week of February, as the registration will be effective no later than February 26, 2018. As noted to the Staff via telephone on February 2, 2018, the SEC file number is 801-112421 and the CRD number is 292158.

The Registrant has clarified in the disclosures throughout the proxy materials that Innealta’s investment adviser registration will soon be effective. Further, the Registrant represents to the Staff that the Registrant will not enter into the New Advisory Agreement unless Innealta’s registration with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) has been declared effective.

Comment #5

Please consider using different defined terms than New Adviser and Old Adviser since the management will stay the same (maybe use their actual names).

Response #5

The Registrant confirms to the Staff that the new defined terms will be “AFAM” for AFAM Capital, Inc. and “Innealta” for Innealta Capital, LLC, and has made those changes consistently throughout the proxy materials.

Comment #6

In the last sentence of the third paragraph the letter states, “the reorganization of Innealta’s structure will improve employee retention and result in enhanced marketing efforts.” Please explain why this is true since it is the same investment team.

Response #6

The Registrant confirms to the Staff that that the Reorganization will result in one Board overseeing only Innealta rather than two business entities (AFAM and the Innealta Division) and this should result in the benefits described above. Further, the Registrant has revised the disclosure as follows in response to the Staff’s Comment:

(i) the reorganization of ~~Innealta’s structure~~ the Innealta Division as a separate legal entity will result a single, unified management body overseeing Innealta rather than management from both AFAM and the Innealta Division which could potentially improve employee retention and improve marketing efforts~~,~~ and focus and such benefits may lead to increased ~~potentially increasing~~ asset retention and Fund inflows;

Comment #7

In the last sentence of the third paragraph the letter states, “potentially increasing asset retention and Fund inflows.” Please provide support for this claim.

Response #7

Please see the Response to Comment #6 above.

Comment #8

In the last sentence of the third paragraph the letter states, “as the assets under management within each Fund grow.” Please soften this language as there is no guarantee that the Funds’ assets will grow.

Response #8

The Registrant has made the requested change, as follows:

(ii) as ~~the~~ assets under management within each Fund potentially grow, shareholders ~~will likely~~ may realize lower investment management costs;

Comment #9

In the last sentence of the third paragraph the letter states, “a more focused research and investment team.” Since the same team of portfolio managers will be in place, please provide support for this claim as well.

Response #9

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

~~a more focused research and investment team~~ the Reorganization should result in more efficient portfolio management as the Funds’ research and investment team will be able to focus more resources on the Funds rather than other products advised by AFAM and should be better positioned to meet and optimally exceed the stated investment objectives of each Fund.

Comment #10

In the last sentence of the fourth paragraph the letter states, “The effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement, anticipated to be [_______], 2018.” Please revise this language since there is no guarantee that the shareholders will approve the proposed New Advisory Agreement.

Response #10

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

The effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement, anticipated to be March 27~~[_______]~~, 2018, although there is no guarantee that shareholders will approve the proposed New Advisory Agreement.

Notice of Special Meeting of Shareholders

Comment #11

In the list of proposals to be voted on, the language states, “Innealta Capital, LLC (the “New Advisory Agreement”), the investment adviser to the Funds.” Please revise this language to clarify that Innealta Capital is not the current investment adviser, just a division of the current adviser.

Response #11

In response to the Staff’s Comment, the Registrant has revised the language as follows:

1.       To approve a new investment advisory agreement by and between the Trust and Innealta Capital, LLC (the “New Advisory Agreement”), the proposed investment adviser to the Funds. No fee increase is proposed; and

Questions & Answers

Comment #12

Please state whether the transfer of the advisory business to Innealta will result in any payment or compensation to AFAM. Please see Item 22(c)(6) of Schedule 14A.

The letter to shareholders suggests that after the reorganization Innealta will not be wholly-owned or controlled by the parent.

Supplementally, please provide your analysis that the transfer of the advisory business to Innealta will not breach the old adviser’s fiduciary duty in violation of Section 36(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response #12

The Registrant confirms that the transfer of the advisory business to Innealta will result in compensation to AFAM in the form of an earn-out over a four year period based on Innealta’s revenues. After the spin-off, Innealta will not be wholly-owned or controlled by the parent company of AFAM which is why Innealta has filed its own separate registration as an investment adviser with the SEC. The Registrant has added the following disclosure to the proxy materials based on the Staff’s Comment:

In consideration for the Reorganization, AFAM and Innealta have entered into a four year earn-out agreement based upon Innealta’s revenues. As further discussed in the Proxy Statement, Innealta has agreed that, for a minimum of two years subsequent to the consummation of the Reorganization, it will use commercially reasonable efforts to ensure that there is not imposed an “unfair burden,” as defined in Section 15(f) of the 1940 Act, on the Funds. Furthermore, during the three-year period after the closing of the Reorganization, Innealta will use commercially reasonable efforts to ensure that at least 75% of the Board will be comprised of persons who are not “interested persons” of either Innealta or AFAM.

Further, the Reorganization is in the best interests of each of Fund as “a matter of fundamental fiduciary principles inherent in the standard of care and duties of loyalty imposed by section 36(a) of the [1940 Act].” Section 36(a) provides a general fiduciary duty applicable to officers, directors, investment advisers, and principal underwriters of investment companies. For the reasons articulated in the proxy statement and letter to shareholders, AFAM has determined that the Reorganization is in the best interest of shareholders as is not a breach of AFAM’s fiduciary duties.

Comment #13

If the parties are relying on the safe harbor provided by Section 15(f) of the 1940 Act in connection with the Reorganization, please disclose that the Funds will be in compliance with the two conditions of the safe harbor, which are:

1)	For a period of three years after the assignment that at least 75% of the Funds’ board are not interested persons of the new or previous adviser; and
2)	That there is not imposed an unfair burden on the Funds as a result of the assignment or any express or implied terms, conditions or understandings applicable to the assignment.

Response #13

The Registrant confirms to the Staff that the Fund will rely on Section 15(f). Please see the Response to Comment #12 above.

Comment #14

Under the question, “What is Happening?,” the disclosure states, “It is expected that over time, employees of the New Adviser will purchase equity interest in the New Adviser.” Please explain why the Funds believe that this will happen, are there any specific employees or any incentive plan.

Response #14

In response to the Staff’s Comment, the Registrant has added the following disclosure:

Because each employee of Innealta has been offered an opportunity to acquire ownership in Innealta throughout 2018, it~~It~~ is expected that over time . . .

Comment #15

Under the question, “What is Happening?,” the disclosure states, “Both the Old and New Adviser believe that the Funds’ shareholders will benefit from the Reorganization as follows: (i) the reorganization of Innealta’s structure will improve employee retention and result in enhanced marketing efforts, potentially increasing asset retention and Fund inflows; (ii) as the assets under management within each Fund grow, shareholders will likely realize lower investment management costs; and most importantly, (iii) a more focused research and investment team will be better positioned to meet and optimally exceed the stated investment objectives of each Fund.” Please carry through the same changes in response to the Comments provided in the Shareholder Letter.

Response #15

In response to the Staff’s Comment, the Registrant has updated the language in the here and in the Proxy Statement to be consistent with the changes in the Shareholder Letter.

Comment #16

Under the question, “What is Happening?,” the disclosure states, “The effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement, anticipated to be [_______], 2018.” As in the Shareholder Letter, please revise this language since there is no guarantee that the shareholders will approve the proposed New Advisory Agreement. Further, please supplementally discuss the timing of the Reorganization and if the New Adviser will be registered with the SEC prior to the effective date.

Response #16

In response to the Staff’s Comment, the Registrant has updated the language here and in the Proxy Statement to be consistent with the changes in the Shareholder Letter, please see the response to Comment #10 above.

With respect to the timing of the Reorganization, the Registrant expects that Innealta’s registration as an investment adviser with the SEC will be effective by the third week of February 2018 as its Form ADV was filed on January 10, 2018. The Registrant expects that each Fund’s shareholders will approve the New Advisory Agreement at a shareholder meeting to be held on March 27, 2018. Once the New Advisory Agreement is approved by shareholders, it is expected that Reorganization will be completed and the New Advisory Agreement with Innealta executed. Accordingly, it is expected that Innealta will be registered with the SEC prior to the shareholder meeting and the effective date of the New Advisory Agreement. Please see the Response to Comment #4 above.

Comment #17

Under the question, “What proposal am I being asked to vote on?,” the disclosure states, “To approve a new investment advisory agreement by and between the Trust and Innealta Capital, LLC (the “New Advisory Agreement”), the investment adviser to the Funds. No fee increase is proposed.” Please clarify that Innealta is not the current adviser to the Funds.

Response #17

The Registrant has made the requested change. Please see the revised language in response to Comment #11 above.

Comment #18

Under the question, “How will the Reorganization or the approval of the New Advisory Agreement affect me as a Fund shareholder?,” the disclosure states, “The terms of the New Advisory Agreement are identical to the Existing Advisory Agreement except for date of execution, effectiveness and term.” Is this statement true? The parties to the agreement are different.

Response #18

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

The terms of the New Advisory Agreement are identical to the Existing Advisory Agreement except for Innealta replacing AFAM as a party to the New Advisory Agreement, the date of execution, effectiveness and term.

Comment #19

Please add a Q&A regarding what will happen if shareholders do not approve the New Advisory Agreement.

Response #19

The Registrant has added the following disclosure in response to the Staff’s Comment:

Q. What will happen if shareholders do not approve the New Advisory Agreement?

A. The Reorganization will only occur if shareholders approve the New Advisory Agreement. Accordingly, AFAM will continue to manage the Funds pending shareholder approval of the New Advisory Agreement. If the New Advisory Agreement is not approved by shareholders, AFAM will continue to manage the Funds pursuant to the Existing Advisory Agreement and the Reorganization will not take place.

Proxy Statement

Summary of the Proposal

Background

Comment #20

In the first sentence of the first paragraph, please clarify that the New Adviser is a division of the Old Adviser being spun-off into a standalone entity and that the primary purpose is to solicit shareholder approval of the New Advisory Agreement with the new standalone entity.

Response #20

The Registrant has clarified the disclosure in response to the Staff’s Comment as follows:

The primary purpose of this proposal is to approve Innealta Capital, LLC (“Innealta”), a newly formed investment adviser to be reorganized from the Innealta Capital division (the “Innealta Division”) of AFAM Capital, Inc. (“AFAM”), to ~~continue~~ to serve as the investment adviser to the Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund (the “Funds”), each a series of Northern Lights Fund Trust II (the “Trust”).

Comment #21

In the first paragraph the disclosure states, “The New Advisory Agreement is identical to the Funds’ old investment advisory agreement with AFAM Capital, Inc. (the “Old Adviser”), and specifically the Innealta Capital division of the Old Adviser, except for date of execution, effectiveness and term.” Please clarify if the Innealta Capital division was specifically a party to the Existing Advisory Agreement. If not, please revise the sentence to clarify that the duties of the Old Adviser were carried out by the same portfolio management team and those duties will not change.

Response #21

The Registrant confirms that the Innealta Capital division was not specifically named as a party to the Existing Advisory Agreement and has revised the disclosure as follows in response to the Staff’s Comment:

The New Advisory Agreement is identical to the Funds’ ~~old~~existing investment advisory agreement with AFAM ~~Capital, Inc. (the “Old Adviser”)~~, ~~and specifically the Innealta Capital division of the Old Adviser,~~ except for Innealta replacing AFAM as a party to the New Advisory Agreement, the date of execution, effectiveness and term. Further, the duties of AFAM are carried out by the Innealta Division portfolio management team and those duties will not change as the exact same portfolio management team will stay in place under the New Advisory Agreement.

Comment #22

In the second paragraph where the disclosure states, “The Reorganization, which would occur after shareholder approval,” please clarify when Innealta became a separate legal entity and the timing of the SEC registration as an adviser. Please also state any compensation the adviser will receive as a part of this Reorganization.

Response #22

Please see responses to Comments #4 and #16 above. Innealta, as a corporate entity, was formed on November 2, 2017.

Comment #23

In the second paragraph, please clarify the timing to ensure that the New Adviser is up and running as a legal entity prior to entering into the New Advisory Agreement.

Response #23

Please see responses to Comments #4, #16 and #22 above. Accordingly, the Registrant believes that the current disclosure is sufficient.

Information Concerning the Old and New Adviser

Comment #24

Where the disclosure states, “The New Adviser is an investment adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (“Advisers Act”),” please confirm that this statement is accurate.

Response #24

The Registrant confirms to the Staff that Innealta’s registration with the SEC under the Advisers Act is expected to effective no later than February 26, 2018. As noted in the Responses to Comments #4 and #16 above, the Registrant has clarified the disclosures throughout the proxy materials regarding that fact.

Comment #25

If any action is taken with respect to election of directors or approval of advisory contracts then you need to describe any purchase or sale of securities of the Adviser or its parent or subsidiaries of either since the beginning of the most recently completed fiscal year by any director or nominee for director of the Funds see Schedule 14A.

Response #25

The Registrant has added the following disclosure per Instruction 4 of Item 22(c)(6):

As of February 1, 2018, the Trustees and officers, as a group, owned less than 1.00% of the Funds’ outstanding shares.

The Investment Advisory Agreement

Comment #26

In the first paragraph where the disclosure states, “You should refer to Appendix A for the New Advisory Agreement, as the description set forth in this Proxy Statement is qualified in its entirety by reference to Appendix A,” please remove “qualified in its entirety” since the disclosure in the proxy should summarize the material terms of the advisory agreement.

Response #26

The Registrant has made the requested change.

Comment #27

In the third to last paragraph, the disclosure provides the following, “The New Advisory Agreement will become effective upon approval by the shareholders of the Funds.” Please clarify how a New Advisory Agreement will effective prior to the Reorganization.

Response #27

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

The closing of the Reorganization is contingent upon shareholder approval of the New Advisory Agreement, therefore the ~~The~~ New Advisory Agreement will become effective upon approval by the shareholders of the Funds and the Reorganization will close at the same time.

Expense Limitation Agreement

Comment #28

In this section, the disclosure provides the following, “The New Adviser has entered into a new operating expense limitation agreement (the “New Expense Limitation Agreement”) that is identical to the Old Expense Limitation Agreement except that the expense caps would be extended by a year to March 31, 2019.” Please clarify how the New Adviser has entered into the New Expense Limitation Agreement since the Reorganization has yet to occur.

Response #28

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

Innealta ~~has entered~~ will enter into a new operating expense limitation agreement (the “New Expense Limitation Agreement”) that is identical to the Existing Expense Limitation Agreement except that Innealta will be replacing AFAM as a party to the New Expense Limitation Agreement and that the expense caps would be extended by a year to March 31, 2019.

Evaluation by the Board of Trustees

Comment #29

In the first paragraph, the disclosure states, “At a meeting of the Board on January 23-24, 2018, the Board, including the Independent Trustees, met in person with the New Adviser to consider the approval of the New Advisory Agreement between the Trust, on behalf of the Funds and the New Adviser.” Please clarify if they met with the same people as the Old Adviser.

Response #29

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

At a meeting of the Board on January 23-24, 2018, the Board, including the Independent Trustees, met in person with Innealta (which is the same management team as AFAM) to consider the approval of the New Advisory Agreement between the Trust, on behalf of the Funds and Innealta.

Comment #30

Under the discussion of “Performance,” please identify the Morningstar category and the benchmark in this section and consider breaking it into shorter sentences.

Response #30

The Registrant has made the requested changes regarding adding the Morningstar Category and benchmark. The Registrant, however, believes that the current sentence structure is appropriate.

Comment #31

Under the discussion of “Performance,” the disclosure states, “The Board noted each of the Dynamic Fund Opportunity Fund’s improved performance since the change in portfolio management in 2016 as well as the New Adviser’s excellent job of managing risk.” Please change that to each of the Funds.

Response #31

The Registrant has made the requested change.

Comment #32

Under the discussion of “Performance,” the disclosure states, “The Board noted each of the Dynamic Fund Opportunity Fund’s improved performance since the change in portfolio management in 2016 as well as the New Adviser’s excellent job of managing risk.” Please explain the relevance of the change in portfolio management in 2016 and explain the basis the New Adviser’s job in managing risk. And clarify if it’s the New or Old Adviser.

Response #32

The Registrant has revised the disclosure as follows:

The Board noted each of the ~~Dynamic Fund Opportunity~~ Fund’s improved performance since the change in portfolio management at AFAM in 2016 as well as ~~the New Adviser’s~~ the portfolio managers’ excellent job of managing risk and that the portfolio management team currently at AFAM would continue to manage each of the Funds at Innealta following the Reorganization.

Comment #33

Under the discussion of “Fees and Expenses,” the disclosure states, “The Board also reviewed each of the Funds net expenses as compared to its peer group and Morningstar category noting that, in the case of each of the Funds, higher acquired fund fees and expenses and assets under management well below the peer group and Morningstar category medians contributed to higher net expenses.” Is the new fee higher for funds in its peer group with the waiver or would be higher after the waiver expires. Also, please state that the new waiver is the same as the waiver that is in place with the Old Adviser.

Response #33

The Registrant confirms to the Staff that fee, which is the same under the Existing and New Advisory Agreements, is higher after the waiver. Further, the Registrant has revised the disclosure as follows:

The Board then reviewed the New Expense Limitation Agreement ~~contractual arrangements for each of the Funds, which stated that the New Adviser~~ noting that Innealta had agreed to waive or limit its advisory fee and/or reimburse expenses at least until March 31, 2019, in order to limit net annual operating expenses, exclusive of certain fees, so as not to exceed 1.49%~~,~~ and 1.24%~~,~~ of each Fund’s average ~~annual~~ net assets for, Class N and Class I Shares, respectively, and found such arrangements to be beneficial to shareholders. The Board noted that the New Expense Limitation Agreement provided for the same expense limitations currently in place with AFAM although the New Expense Limitation Agreement would extend each Fund’s current expense limitation by a year.

Other Information

Comment #34

Please confirm supplementally that all necessary Item 22c disclosures have been made.

Response #34

The Registrant confirms that all necessary Item 22c disclosures have been made.

.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell